Protective Life Corporation
Post Office Box 2606
Birmingham, AL 35202
Phone 205 268-1000

Steven G. Walker

Senior Vice President, Controller,

and Chief Accounting Officer

205-268-6775

Fax: 205-268-3541

Toll Free 800-866-3555

Email:  steve.walker@protective.com

August 23, 2013

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:                          Protective Life Corporation

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 28, 2013

File No. 001-11339

Dear Mr. Rosenberg:

We have received your letter dated August 22, 2013.  We anticipate providing our response to you by September 20, 2013.  Should you have any questions you may contact Charles Evers, Vice President, Corporate Accounting, at (205) 268-3596 or me at (205) 268-6775.

Sincerely,

/s/ Steven G. Walker
Steven G. Walker
Senior Vice President, Controller
and Chief Accounting Officer